UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”). The address of the principal executive offices of Dot Hill is 1351 S. Sunset Street, Longmont, CO 80501 and its telephone number is (303) 845-3200. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Dot Hill” refer to Dot Hill Systems Corp.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Dot Hill, par value $0.001 per share (“Common Stock”). As of August 27, 2015, there were (i) 62,397,539 shares of Common Stock issued and outstanding (including 383,333 shares of Dot Hill Common Stock that are subject to vesting or forfeiture or repurchase by Dot Hill (“Restricted Shares”)); (ii) an additional 68,000 Restricted Shares subject to vesting that is contingent upon specified performance criteria; (iii) options to purchase 10,763,175 shares of Common Stock (the “Stock Options”) (of which 6,225,053 Stock Options were vested and 4,538,122 Stock Options were unvested); (v) 83,076 shares of Common Stock estimated to be subject to outstanding rights under the 2014 Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per share of Common Stock as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the Offer Price (as defined below), employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Effective Date occurs prior to October 9, 2015); and (v) 1,602,489 shares of Common Stock that are issuable upon the exercise of a warrant to purchase Common Stock (“Warrant”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Dot Hill, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Dot Hill’s website is www.dothill.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Seagate Technology plc, a public limited company incorporated in Ireland (“Ultimate Parent”), (ii) Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Ultimate Parent (“Parent”), and (iii) Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock (such outstanding shares of Common Stock sometimes referred to herein as the “Shares”) for a purchase price of $9.75 per Share, net to the holder thereof in cash, without interest (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer (as defined below) being herein referred to as the (the “Offer Price”)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Dot Hill’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Acquisition Agreement, dated as of August 18, 2015 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Merger Sub, and Dot Hill. The Merger Agreement provides, among other things, that following the completion of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Merger Sub will merge with and into Dot Hill (the “Merger”), whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Dot Hill, Parent, Merger Sub, or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company (the “Canceled Company Shares”) or (ii) held by stockholders who will have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (such Shares, the “Dissenting Company Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, less any required withholding taxes (the “Merger Consideration”). Upon the Effective Time, Dot Hill will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is at 12:01 a.m. Eastern Time on October 6, 2015, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law (the “Expiration Date”).

According to the Offer to Purchase, the administrative offices of Merger Sub, Parent and Ultimate Parent are located at 10200 South De Anza Boulevard, Cupertino, CA 95014, and the telephone number of Merger Sub, Parent and Ultimate Parent is (408) 658-1222.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Dot Hill or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between Dot Hill and its Executive Officers, Directors and Affiliates.

Our executive officers, members of our board of directors (“Board of Directors”) and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, which may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	pursuant to the terms of their employment agreements, the full vesting acceleration of the Stock Options held by our two named executive officers, Dana W. Kammersgard and Hanif I. Jamal, as of immediately prior to, and contingent upon, the acceptance by Merger Sub of the Shares validly tendered and not withdrawn in the Offer (the time of such acceptance, the “Acceptance Time”), and the cancellation and conversion of such Stock Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Stock Option immediately prior to the Acceptance Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less any applicable withholding taxes (the “Option Cash-Out Payment”);

•	pursuant to the provisions of their employment agreements, the full vesting acceleration and lapse of rights of reacquisition and repurchase rights to Restricted Shares held by our executive officers as of immediately prior to the Acceptance Time, with such vesting acceleration and lapse of rights of reacquisition and repurchase effective as of immediately prior to the Acceptance Time and as of the Acceptance Time, the treatment of all Shares underlying the vested Restricted Shares as outstanding Shares in the Merger, with vesting of any such Restricted Shares that vest based on performance occurring at the 160% level (based on the terms of such awards due to Company relative total shareholder return performance through the Acceptance Time);

•	the full or partial vesting acceleration of Stock Options held by non-employee directors pursuant to the terms of our non-employee director compensation policy (the “Director Compensation Policy”), our 2000 Amended and Restated Non-Employee Directors’ Stock Option Plan and stock option agreements with each of our non-employee directors, with such vesting acceleration effective immediately prior to the Effective Time, and the cancellation and conversion of such Stock Options into the right to receive the Option Cash-Out Payment with respect to such vested Stock Options;

•	pursuant to the Director Compensation Policy, the full vesting acceleration and lapse of rights of reacquisition and repurchase rights to Restricted Shares held by our directors as of immediately prior to the Acceptance Time, with such vesting acceleration and lapse of rights of reacquisition and repurchase effective as of immediately prior to the Acceptance Time and as of the Acceptance Time, the treatment of all Shares underlying the vested Restricted Shares as outstanding Shares in the Merger;

•	the receipt of payments and benefits, including severance payments and consulting fees, by our executive officers under individual employment agreements upon certain types of terminations of employment that occur prior to or following the Effective Time, but only if their employment is in fact so terminated;

•	the payment of a “change of control cash bonus” (as defined below) to our executive officers pursuant to the terms of their employment agreements; and

•	the entitlement to indemnification benefits in favor of directors and officers of Dot Hill.

For further information with respect to the arrangements between Dot Hill and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Dot Hill and its executive officers, directors, and affiliates, please see the Company’s Definitive Proxy Statement filed pursuant to Regulation 14A on March 20, 2015.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Dot Hill who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Dot Hill. As of August 27, 2015, the executive officers and directors of Dot Hill beneficially owned, in the aggregate, 1,560,178 Shares (which, for clarity, excludes shares of capital stock of Dot Hill issuable upon the exercise of Stock Options but includes up to 277,333 unvested Restricted Shares).

The following table sets forth (i) the number of Shares beneficially owned as of August 27, 2015 by each of our executive officers and directors (which excludes shares of capital stock of Dot Hill issuable upon the exercise of Stock Options but includes up to 277,333 unvested Restricted Shares) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Dana W. Kammersgard, President, Chief Executive Officer and Director	827,356	$8,066,721
Hanif I. Jamal, Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary	277,261	$2,703,295

Directors
Charles F. Christ, Chairman	278,061	$2,711,095
Roderick M. Sherwood, III, Director	52,500	$511,875
Richard Mejia, Jr., Director	52,500	$511,875
Debra E. Tibey, Director	35,000	$341,250
Barry A. Rudolph, Director	32,500	$316,875
Ernest Sampias, Director	5,000	$48,750
All of our current directors and executive officers as a group (8 persons)	1,560,178	$15,211,736

Treatment of Stock Options and Restricted Shares

Pursuant to the Merger Agreement, at the Effective Time, each Stock Option that is outstanding, unvested and held by a service provider who continues service with Parent, the Company or their respective subsidiaries following the Effective Time will be assumed (such option, a “Continuing Option”) by Ultimate Parent. Each Continuing Option assumed by Ultimate Parent will continue to have, and be subject to the same terms and conditions of such Stock Option immediately prior to the Effective Time, including the vesting restrictions, except for administrative changes that are not adverse to the holder of the Continuing Option or to which the holder consents and except that: (x) each assumed Continuing Option will be exercisable for a number of shares of common stock of Ultimate Parent (“Ultimate Parent Common Stock”) equal to the product of the number of shares of Common Stock that would be issuable upon exercise of the Continuing Option outstanding immediately prior to the Effective Time multiplied by a quotient obtained by dividing (i) the Merger Consideration by (ii) the average closing price of Ultimate Parent Common Stock on the NASDAQ Global Select Market for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), rounded down to the nearest whole number of shares of Ultimate Parent Common Stock; (y) the per share exercise price for the Ultimate Parent Common Stock issuable upon exercise of such assumed Continuing Option will be equal to the quotient determined by dividing the per share exercise price for such Continuing Option outstanding immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and (z) all references to the “Company” in the 2000 Amended and Restated Equity Incentive Plan, the 2009 Equity Incentive Plan, as amended, the 2000 Non-Employee Directors’ Stock Option Plan and the applicable Stock Option agreements will be references to Ultimate Parent.

Each Stock Option that is outstanding and vested by its terms (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) and each outstanding and unvested Stock Option that is not a Continuing Option (each such Stock Option, a “Terminating Option”) will be cancelled immediately prior to the Effective Time and converted automatically into the right to receive, as soon as practicable after the Effective Time (but not later than 30 days after the Effective Time) an amount in cash equal to multiplying the excess, if any of the Merger Consideration over the exercise price of such Stock Option, by the number of shares subject to such Stock Option, less any withholding. All Stock Options held by our two named executive officers and all Stock Options held by our directors will fully vest and result in the right to receive cash payments, with the exception of the Stock Option granted on May 4, 2015 to Ernest Sampias in connection with his commencement of service on our Board of Directors, of which only 50% will vest.

Each Terminating Option that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price equal to or greater than the Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor, and the holder of such Terminating Option will cease to have any rights with respect thereto.

Holders of Restricted Shares will be treated the same as holders of Shares, except that each Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) will be converted into the right to receive the Merger Consideration, which will be subject to, and payable to the holder of the Restricted Share, in accordance with and subject to the vesting schedule, right of repurchase and forfeiture provisions applicable to the Restricted Share as in effect immediately prior to the Effective Time. The aforementioned acceleration of vesting with respect to performance-based restricted stock held by our executive officers will occur at the 160% level (based on the terms of such awards due to Company relative total shareholder return performance through the Acceptance Time). Vesting with respect to time-based Restricted Shares will occur at the 100% level in accordance with the terms of such awards.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or Restricted Shares, as of August 27, 2015, (i) the aggregate number of Shares subject to such In-the-Money Options and Restricted Shares; (ii) the value of cash amounts payable in respect of such In-the-Money Options and Restricted Shares on a pre-tax basis at the Effective Time, calculated by (a) in the case of Stock Options, multiplying the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options and (b) in the case of Restricted Shares, multiplying the Merger Consideration by the number of Shares subject to such Restricted Shares as of the Effective Time.

Since July 3, 2015 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of Restricted Shares. Our executive officers and directors may exercise their Stock Options prior to the Acceptance Time to the extent such Stock Options are vested in accordance with their terms, including any Stock Options that accelerate vesting effective immediately prior to the Acceptance Time to the extent Dot Hill establishes procedures that will permit contingent exercises of such Stock Options, and Restricted Shares held by our executive officers and directors may vest prior to the Acceptance Time pursuant to their original vesting terms.

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In- the-Money Options	Total Option Cash Spread Value
Dana W. Kammersgard	1,412,552	$2.69	$9,967,961	564,948	$3.41	$3,581,364	$13,549,325
Hanif I. Jamal	882,594	$2.38	$6,505,070	222,573	$3.38	$1,417,357	$7,922,428
Charles F. Christ	170,000	$2.73	$1,193,300	15,000	$6.44	$49,650	$1,242,950
Roderick M. Sherwood, III	200,000	$2.89	$1,371,400	15,000	$6.44	$49,650	$1,421,050
Richard Mejia, Jr.	160,000	$2.15	$1,216,400	15,000	$6.44	$49,650	$1,266,050

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In- the-Money Options	Total Option Cash Spread Value
Debra E. Tibey	130,000	$2.46	$947,300	15,000	$6.44	$49,650	$996,950
Barry A. Rudolph	113,750	$2.12	$868,238	21,250	$4.96	$101,713	$969,950
Ernest Sampias	3,125	$6.44	$10,344	46,875	$6.44	$155,156	$165,500
All of our current directors and executive officers as a group (8 persons)	3,072,021	$2.56	$22,080,013	915,646	$3.79	$5,454,190	$27,534,203

(1)	Only 50% of the Shares underlying Mr. Sampias’ Stock Options will vest at the Acceptance Time.

The table below sets forth information regarding Restricted Shares held by each of the Company’s executive officers and directors as of August 27, 2015, taking into account the accelerated vesting provisions described above.

Name	Number of Restricted Shares Held	Cash Consideration Payable in Respect of Restricted Shares
Executive Officers
Dana W. Kammersgard	165,333	$1,611,997
Hanif I. Jamal	62,000	$604,500
Charles F. Christ	10,000	$97,500
Roderick M. Sherwood, III	10,000	$97,500
Richard Mejia, Jr.	10,000	$97,500
Debra E. Tibey	10,000	$97,500
Barry A. Rudolph	10,000	$97,500
Ernest Sampias	—	$—

All of our current directors and executive officers as a group (8 persons)	277,333	$2,703,997

Treatment of Purchase Rights Under Employee Stock Purchase Plan

All of our regular employees, including our executive officers, are eligible to participate in our ESPP pursuant to its terms, by contributing up to 15% of their earnings for the purchase of Common Stock at a price per share equal to the lower of (a) 85% of the fair market value of a Share on the first date of an offering or (b) 85% of the fair market value of a Share on the date of purchase. Under the current terms of our ESPP, a six month offering period (consisting of one purchase period) commenced on May 13, 2015 and is scheduled to end on November 12, 2015 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, (i) except for the current offering period (the “Final Offering”), no offering period or purchase period will be authorized, commenced or extended on or after the date of the Merger Agreement, (ii) if the Closing occurs prior to the Scheduled Purchase Date, the rights of participants in the ESPP with respect to the Final Offering and any ongoing purchase period thereunder (the “Final Purchase Period”) will be determined by treating the last business day prior to the Acceptance Time (the “Special Purchase Date”) as the last day of the Final Offering and Final Purchase Period and making such pro rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP, and (iii) the Company will terminate the ESPP in its entirety as of the Acceptance Time, contingent upon the Effective Time.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his employment agreement, the terms of which are described below. The Transactions will constitute a change of control under these agreements.

Mr. Kammersgard

We entered into an amended and restated employment agreement with Mr. Kammersgard in December 2008 setting forth the terms of his employment as our President and Chief Executive Officer, including his initial annual base salary and annual discretionary bonus. Pursuant to his employment agreement, if we terminate Mr. Kammersgard’s employment without “cause” (as defined below) or if Mr. Kammersgard terminates his employment for “good reason” (as defined below), subject to his execution of an effective release and waiver of claims in favor of us, Mr. Kammersgard will receive (1) a lump sum cash payment equal to 100% of his annual base salary if he is terminated prior to the effective date of a “change of control” and (2) a lump sum payment equal to 100% of his annual base salary, less the amount of any change of control cash bonus (as defined below), if he is terminated following a “change of control” (as defined below). If Mr. Kammersgard remains employed by us through the effective date of a “change of control” he will receive (1) a lump sum cash payment equal to 125% of his annual base salary (a “change of control cash bonus”) and (2) full accelerated vesting of all of his outstanding equity awards. In the event his employment terminates for any reason, other than for death or complete disability, we have the right to retain Mr. Kammersgard as a consultant during the 12 months following his termination, referred to as the “CEO consulting period,” for a period of up to 12 days during such 12-month period. In exchange for his availability during the CEO consulting period, Mr. Kammersgard is entitled to a cash payment equal to 25% of his annual base salary at the time of termination, payable in four equal installments with the first such installment to be paid within five days of his termination and the remaining three installments to be paid on the first day of each successive calendar quarter following the date of termination.

For purposes of Mr. Kammersgard’s employment agreement:

•	“cause” generally means Mr. Kammersgard’s (1) continuing to engage in conduct which causes material harm to us 30 days following written notice from us, (2) indictment for violation of any law constituting a felony (including the Foreign Corrupt Practices Act of 1977), (3) continuing failure to substantially perform assigned duties or responsibilities after 30 days’ written notice from us, and (4) incurable breach of any material element of the confidential information and inventions agreement with us.

•	“change of control” generally means (1) our dissolution or liquidation, (2) any sale or transfer of all or substantially all of our assets, (3) any merger, consolidation or similar transaction in which the holders of our outstanding voting securities immediately prior to such transaction do not hold, immediately following such transaction, securities representing 50% or more of the combined voting power of the outstanding securities of the surviving entity, or (4) the acquisition by any person in a single transaction or series of related transactions of 50% or more of the combined voting power of our then-outstanding securities, excluding our sale of securities for the primary purpose of raising additional funds.

•	“good reason” generally means Mr. Kammersgard’s termination of employment due to any of the following events after giving us written notice and an opportunity to cure (1) a material reduction in base salary, (2) certain relocations, or (3) a material breach of the employment agreement with us.

Mr. Jamal

We entered into an amended and restated employment agreement with Mr. Jamal in March 2009 setting forth the terms of his employment as our Senior Vice President and Chief Financial Officer, including his initial annual base salary and annual discretionary bonus. Pursuant to his employment agreement, if we terminate Mr. Jamal’s employment without “cause” (as defined below) or if Mr. Jamal terminates his employment for “good reason” (as defined below), subject to his execution of an effective release and waiver of claims in favor of us, Mr. Jamal will receive (1) a lump sum cash payment equal to 100% of his annual base salary if he is terminated prior to the effective date of a “change of control” (as defined below) and (2) a lump sum payment equal to 100% of his annual base salary, less the amount of any change of control cash bonus (as defined below), if he is terminated following a “change of control.” If Mr. Jamal remains employed by us through the effective date of a “change of control” Mr. Jamal will receive (1) a lump sum cash payment equal to 125% of his annual base salary (a “change of control cash bonus”) and (2) full accelerated vesting of all of his outstanding equity awards. In the event his employment terminates for any reason, other than for death or complete disability, we have the right to retain Mr. Jamal as a consultant during the 12 months following his termination, referred to as the “CFO consulting period,” for a period of up to 12 days during such CFO consulting period. In exchange for his availability during the CFO consulting period, Mr. Jamal is entitled to a cash payment equal to 25% of his annual base salary at the time of termination, payable in four equal installments, with the first such installment to be paid within five days of his termination and the remaining three installments to be paid on the first day of each successive calendar quarter following the date of termination.

For purposes of Mr. Jamal’s employment agreement:

•	“cause” generally means Mr. Jamal’s (1) continuing to engage in conduct which causes material harm to us 30 days following written notice from us, (2) indictment for violation of any law constituting a felony (including the Foreign Corrupt Practices Act of 1977), (3) continuing failure to substantially perform assigned duties or responsibilities after 30 days’ written notice from us, and (4) incurable breach of any material element of the confidential information and inventions agreement with us.

•	“change of control” generally means (1) our dissolution or liquidation, (2) any sale or transfer of all or substantially all of our assets, (3) any merger, consolidation or similar transaction in which the holders of our outstanding voting securities immediately prior to such transaction do not hold, immediately following such transaction, securities representing 50% or more of the combined voting power of the outstanding securities of the surviving entity, or (4) the acquisition by any person in a single transaction or series of related transactions of 50% or more of the combined voting power of our then-outstanding securities, excluding our sale of securities for the primary purpose of raising additional funds.

•	“good reason” generally means Mr. Jamal’s termination of employment due to any of the following events after giving us written notice and an opportunity to cure (1) a material reduction in base salary other than as part of a general corporate wide salary reduction for cost cutting purposes not to exceed 10% of Mr. Jamal’s base salary, (2) certain relocations, (3) a material reduction in Mr. Jamal’s authority, duties and responsibilities that is accompanied by change in title or position, or (4) a material breach of the employment agreement with us.

Golden Parachute Compensation

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on October 6, 2015, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment agreement, (3) the named executive officer’s base salary rate remains unchanged from that in effect as of April 1, 2015, (4) no named executive officer receives any additional equity grants or exercises any Stock Options on or prior to the Effective Time and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the value of each named executive officer’s purchase rights under the ESPP, the payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name	Cash ($)(1)	Equity ($)(2)	Total ($)
Dana W. Kammersgard.	$787,500	$5,193,361	$5,980,861
Hanif I. Jamal	$525,000	$2,021,857	$2,546,857

(1)	The amount listed in the column for each named executive officer specifically include (a) $656,250 in “single trigger benefits” for Mr. Kammersgard (his change in control bonus) and $437,500 in “single trigger benefits” for Mr. Jamal (his change in control bonus), and (b) $131,250 in “double trigger benefits” for Mr. Kammersgard (his consulting fees) and $87,500 in “double trigger” benefits for Mr. Jamal (his consulting fees). The “single trigger” benefits are payable to each of the named executive officers upon the Effective Time, provided that the executive officer remains in continued service, as set forth in more detail in the paragraphs above under “Employment Arrangements.” The “double trigger” benefits are payable solely upon termination of employment following the Transactions in exchange for the executive making himself available to provide consulting services, as set forth in more detail in the paragraphs above under “Employment Arrangements.”
(2)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options and Restricted Shares held as of August 27, 2015, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the table above under “Treatment of Stock Options and Restricted Shares” and the footnotes thereto. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Stock Options and Restricted Shares on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents (i) the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested Restricted Shares, this amount represents the value of cash amounts payable in respect of such Restricted Shares, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such Restricted Shares as of August 27, 2015.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Dot Hill and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Dot Hill, on the one hand, and Parent, Merger Sub, any of their affiliates or Dot Hill, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Dot Hill entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Merger Sub or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Our non-employee members of our Board of Directors receive cash and equity compensation under the terms of our Director Compensation Policy. This compensation policy provides that each such non-employee director will receive the following compensation for service on our Board of Directors:

•	an annual cash retainer of $50,000;

•	an annual cash retainer of $85,000 for the chairman of our Board of Directors (in lieu of the corresponding cash retainer for Board of Directors service described in the bullet immediately above);

•	an additional annual cash retainer of $10,000, $10,000 and $7,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $20,000, $15,000 and $10,000 for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively (in lieu of the corresponding cash retainer for committee service described in the bullet immediately above);

•	an initial Stock Option grant to purchase 50,000 shares of Common Stock under our 2000 Amended and Restated Non-Employee Directors’ Compensation Plan when first elected or appointed to our Board of Directors, vesting over the four-year period following date of grant, with full vesting occurring upon a “change in control” and 50% vesting for grants made within the one-year period immediately preceding such “change in control”; and

•	an annual grant of (i) a Stock Option to purchase 15,000 shares of Common Stock under our 2000 Amended and Restated Non-Employee Directors’ Compensation Plan and (ii) 10,000 Restricted Shares under our 2009 Equity Incentive Plan, for each non-employee director serving on our Board of Directors on the date of our annual stockholder meeting, with each such Stock Option or Restricted Share vesting in full upon the earlier of the first anniversary of the date of grant or the consummation of a “change in control.”

For purposes of the Director Compensation Policy:

(i) for each Stock Option granted under the Amended and Restated 2000 Non-Employee Directors’ Stock Option Plan, “change in control” generally means (1) a sale, lease or other disposition of all or substantially all of the assets of the Company, (2) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company’s outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization, or (3) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company’s outstanding voting power is transferred; and

(ii) for each Restricted Share granted under the 2009 Equity Incentive Plan, “change in control” generally means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (1) any person becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction; (2) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction; or (3) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

We have reimbursed and will continue to reimburse all of our non-employee directors for their expenses incurred in connection with attendance at our Board of Directors and committee meetings or other Board of Directors-related functions.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that Parent will cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under their respective organizational documents and all indemnification agreements in effect as of the date of the Merger Agreement between the Company or any of its subsidiaries and any of their respective current or former directors and officers (the “Company Indemnified Parties”) (which, to the extent under Delaware law, will be honored for a period of six years from the Closing Date, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights described in this paragraph until disposition of such claim).

For a period of six years after the Effective Time, Parent and the Surviving Corporation will maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Acceptance Time, covering each person covered by the D&O Insurance as of the date of the Merger Agreement, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of the Merger Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, provided, further, that in satisfying its obligations under the Merger Agreement, Parent and the Surviving Corporation will not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred percent (200%) amount, the “Maximum Annual Premium”), provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Acceptance Time, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that the Company purchases such a Tail Policy prior to the Acceptance Time, Parent and the Surviving Corporation will maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this paragraph for so long as such Tail Policy will be maintained in full force and effect.

If Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the obligations of Parent and the Surviving Corporation set forth in the Merger Agreement.

The indemnification obligations under the Merger Agreement will not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the Tail Policy (and their heirs and representatives)) without the prior written consent of such affected Company Indemnified Party or other person who is a beneficiary under the D&O Insurance or the Tail Policy (and their heirs and representatives). Each of the Company Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy (and their heirs and representatives) are intended to be third party beneficiaries of the indemnification obligations in the Merger Agreement, with full rights of enforcement. The rights of the Company Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance or the Tail Policy (and their heirs and representatives)) will be in addition to, and not in substitution for, any other rights that such persons may have under the organizational documents, any and all indemnification agreements of or entered into by the Company or any of its subsidiaries, or applicable law (whether at law or in equity).

(b) Arrangements with Merger Sub and Parent and their Affiliates.

Merger Agreement

On August 18, 2015, Dot Hill, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in “Section 11. The Acquisition Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in “Section 15. Certain Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on September 1, 2015 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Ultimate Parent, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, on August 18, 2015, (i) Mr. Kammersgard and Mr. Jamal and (ii) the other directors and certain officers of the Company (the “Other Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Merger Sub. Under the Support Agreements, Mr. Kammersgard, Mr. Jamal and the Other Stockholders agreed, among other things, to, (a) in the case of Mr. Kammersgard and Mr. Jamal, tender their respective Shares (inclusive of Restricted Shares and Shares held by a spouse) (collectively, the “Executive Officer Covered Shares”) or (b) in the case of the Other Stockholders, tender their respective freely held Shares (collectively, with the Executive Officer Covered Shares, the “Covered Shares”) and not to tender their respective Restricted Shares, in each case pursuant to the Offer and, if necessary, vote their respective Covered Shares in favor of the adoption of the Merger Agreement. As of August 18, 2015, Mr. Kammersgard, Mr. Jamal and Other Stockholders (i) beneficially owned Covered Shares subject to the Support Agreements in an aggregate of approximately 9.56% of the outstanding Shares and (ii) directly owned Covered Shares subject to the Support Agreements in an aggregate of approximately 2.48% of the outstanding Shares (inclusive of the restricted stock held by Mr. Kammersgard and Mr. Jamal). The Support Agreements terminate in the event the Merger Agreement is terminated.

Confidentiality Agreement

On May 19, 2015, Dot Hill and Seagate Technology LLC, a Delaware limited liability company and an affiliate of Parent, Merger Sub and Ultimate Parent, entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Seagate Technology LLC and its affiliates and Dot Hill agreed, subject to certain exceptions, (i) not to make use of or disclose to any other person any of the other party’s confidential information; (ii) to certain employee non-solicitation provisions for a period of twelve months commencing on the date of the Confidentiality Agreement; and (iii) to certain standstill provisions during a fifteen-month period commencing on the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On August 18, 2015, our Board of Directors unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company’s stockholders, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL and (v) resolved to recommend that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of Offer and Merger

As a matter of course and in their ongoing effort to enhance stockholder value, our Board of Directors and the Company’s senior management regularly review and evaluate the Company’s business plan and strategy, including the review of a variety of strategic alternatives to strengthen its competitive position and to take into account the changing developments, trends and conditions impacting the Company’s business generally.

In 2013 and 2014, the Company held preliminary discussions with two parties that had separately expressed interest in a potential strategic transaction. Following preliminary discussions, both parties declined to continue strategic discussions with the Company.

In April 2014, representatives of Company A approached Dana Kammersgard, the Chief Executive Officer of the Company, to discuss a potential partnering opportunity. These initial original equipment manufacturer (“OEM”) discussions transitioned into discussions regarding a strategic transaction involving the Company.

On May 22, 2014, in part in response to the overture from Company A, our Board of Directors approved the establishment of a strategic committee comprised of Mr. Kammersgard, Mr. Charles Christ and Mr. Roderick Sherwood (the “Strategic Committee”). The Strategic Committee was established to expedite decision making and provide initial direction and advice on strategic issues including possible financing alternatives and possible acquisition interest. In addition, the Strategic Committee was established to be a liaison, along with senior management, with any financial advisor and outside counsel in the event that the Company was contemplating an acquisition transaction or a financing transaction. Our Board of Directors did not empower the Strategic Committee to approve or make any final determinations in connection with an acquisition or financing transaction.

On June 11, 2014, the Company entered into a supplement that amended an existing confidentiality agreement with Company A. The amended confidentiality agreement included a one-year standstill obligation that expired on July 11, 2015. The Company and Company A engaged in extensive but preliminary discussions regarding a potential transaction until January 2015 at which point Company A declined to continue such discussions and indicated that it was not interested in pursuing a strategic transaction. The Company sought advice from, but did not formally engage, Morgan Stanley & Co. LLC (“Morgan Stanley”) in connection with this potential transaction.

During the second and third quarters of 2014, the Company evaluated a convertible debt financing and engaged Morgan Stanley and another financial institution to advise it on that transaction. The Company elected not to pursue the financing for multiple reasons, including the status of discussions with Company A.

Seagate Technology LLC (along with its affiliates, “Seagate”) has historically been a major supplier of hard disk drives to the Company through its contract manufacturer Hon Hai Precision Equipment. As a result, over the years, Seagate and the Company have engaged in numerous supplier-customer, technology roadmap and collaboration meetings.

On July 22, 2014 Mr. Kammersgard asked a senior Managing Director at Morgan Stanley if he could facilitate an introduction to Mr. Jamie Lerner, who at the time was Seagate’s newly appointed President of Cloud Systems and Solutions. Morgan Stanley was known to the Company through prior existing relationships with members of our Board of Directors and management, as well as our Board of Directors’ engagement of Morgan Stanley in connection with financing transactions that the Company had considered. Mr. Kammersgard desired such introduction in order to explore and discuss OEM storage opportunities with Seagate within their emerging systems business and was aware that Morgan Stanley had previously acted as a financial advisor to Seagate.

On August 26, 2014, Andrew Guevara, Morgan Stanley’s Head of Global Technology Investment Banking, contacted Seagate to arrange the requested meeting, and the parties met in-person on September 24, 2014, at Seagate’s offices in Cupertino, California. Mr. Kammersgard represented the Company, and Mr. Lerner and Ms. Tara Long, Seagate’s Vice President of Corporate Development, represented Seagate. During the meeting, Mr. Kammersgard presented the Company’s storage systems products and Messrs. Lerner and Kammersgard and Ms. Long informally discussed how the Company could complement Seagate’s storage systems offerings. There was no immediate action or follow-up that resulted from this meeting.

On April 27, 2015, Mr. Kammersgard received a phone call from Ms. Long in which Ms. Long indicated to Mr. Kammersgard that the Company should expect to receive an unsolicited proposal from Seagate in the form of a non-binding indication of interest summarizing terms upon which Seagate would propose to acquire the Company. The Company had conducted an Analyst Day in New York City, New York on April 23, 2015, and during this call, Ms. Long indicated that Seagate had already reviewed the Company’s Analyst Day materials from April 23, 2015. Ms. Long provided no details of the potential indication of interest on the call.

On April 28, 2015, Mr. Kammersgard and Mr. Hanif Jamal, the Chief Financial Officer of the Company, had a telephonic meeting with a senior Managing Director of Morgan Stanley to discuss whether Morgan Stanley would be able to advise the Company on a potential strategic transaction involving Seagate as the Company believed that Morgan Stanley’s experience as a financial advisor in the storage industry and its familiarity with the Company would benefit the Company as it considered Seagate’s indication of interest and the Company’s strategic alternatives. During the call, the Morgan Stanley representative indicated that Morgan Stanley would be able to act as the Company’s advisor in connection with the proposed transaction, and later in the same day, Mr. Sherwood independently called the Morgan Stanley representative to confirm the same.

Later that same day, the Strategic Committee held an informal telephonic discussion, to which senior management and the Morgan Stanley representative were invited. Mr. Kammersgard informed the Strategic Committee about the discussions with Seagate. The Morgan Stanley representative also confirmed his prior discussions with Mr. Sherwood and the Company’s senior management and confirmed Morgan Stanley’s willingness and ability to represent the Company in the proposed transaction. The Strategic Committee discussed Morgan Stanley’s past relationship with Seagate and considered that Morgan Stanley’s prior work for Seagate may help to facilitate a favorable transaction for the Company with Seagate. The Strategic Committee also believed that any such prior work or relationship would not impair the ability of Morgan Stanley to render objective financial advice, particularly given its excellent reputation and extensive experience in the industry and with transactions of the type being considered. The Strategic Committee also discussed the fact that Morgan Stanley had also represented other third parties across from Seagate in prior transactions.

On April 30, 2015, the Strategic Committee held an informal telephonic meeting with members of senior management present. Mr. Kammersgard informed the Strategic Committee that they had not yet received an indication of interest from Seagate.

On May 1, 2015, Ms. Long called Mr. Kammersgard, and informed him that he should receive a non-binding indication of interest by the end of the day on May 2, 2015.

On May 2, 2015, Seagate delivered a non-binding indication of interest to acquire the Company for $9.25 per share, subject to due diligence reviews and negotiation of definitive agreements. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation and requested a 45-day period of exclusive negotiations with the Company. The proposed purchase price represented a premium of approximately 40% over the closing price of the Shares on May 1, 2015 and a premium of approximately 58% over the average trading price per Share over the past 30 days.

On May 3, 2015, the Strategic Committee and our Board of Directors held separate telephonic meetings, with representatives of senior management, Cooley LLP, counsel to the Company (“Cooley”), and Morgan Stanley present, to discuss the proposed terms of the Seagate indication of interest, including the request for exclusivity.

On May 4, 2015, our Board of Directors held a meeting with representatives of senior management, Cooley and Morgan Stanley present. During the meeting, a representative of Cooley gave a presentation on fiduciary duties in the context of reviewing a potential sale of the Company and strategic alternatives. Our Board of Directors discussed and considered reaching out to other potential acquirers in light of Seagate’s indication of interest. Our Board of Directors was mindful of the potential long-term harm to the Company’s relationships with major customers should it become known in the industry that the Company was in play. Given the unsolicited nature of Seagate’s interest and the fact that the Company was not actively seeking to be acquired, in addition to its concerns regarding confidentiality, our Board of Directors limited out-reach to those parties it believed might reasonably be expected to be interested in a strategic transaction with the Company. Following discussion, our Board of Directors authorized the Company to reach out to four strategic parties (Company B, Company C, Company D and Company E), to assess whether any of these companies would be interested in pursuing such discussions. These third parties were selected based upon their strategic direction, existing relationships with the Company, strategic discussions with the Company over the previous three to four years, the potential synergies to such third parties from an acquisition of the Company and their balance sheets and ability to consummate a possible transaction. Our Board of Directors also determined that in order for the Company to run an expanded process and to allow alternative bidders an opportunity to express interest, the Company should reject Seagate’s request for exclusivity.

Between May 4 and May 6, 2015, Mr. Kammersgard, who had existing relationships with senior executives at all of the identified companies, contacted representatives of Company B, Company C, Company D and Company E to discuss its interest in pursuing a potential strategic transaction. In addition, Morgan Stanley also contacted representatives of Company E to discuss its interest in pursuing a strategic transaction.

On May 5, 2015, a representative of Company B contacted Mr. Kammersgard and indicated that Company B was not interested in pursuing a strategic transaction with the Company.

On May 6, 2015, a representative of Company C contacted Mr. Kammersgard and indicated that Company C was continuing to evaluate the opportunity but that Company C had ongoing strategic commitments and the Company’s likely premium expectation with respect to its then current stock price was likely going to be too high for Company C.

On May 6, 2015, a representative of Morgan Stanley received feedback from a representative of Seagate indicating concern regarding leakage of Seagate’s indication of interest and that Seagate was consequently considering retracting its indication of interest.

On May 6, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management and representatives of Cooley and Morgan Stanley present. During the meeting, the Strategic Committee discussed the feedback from the identified alternative bidders and Seagate’s concerns regarding potential leaks. The Strategic Committee determined that senior management should not, at that time, expand the group of strategic parties contacted because the group that had been contacted already represented all parties that the Strategic Committee believed might be reasonably interested in making a bid to acquire the Company and capable of consummating a transaction. The Strategic Company also noted that Company A had previously declined to pursue a strategic transaction with the Company and had not expressed any interest in renewing discussions. During the meeting, Mr. Kammersgard updated the Strategic Committee on discussions with alternative bidders and informed the Strategic Committee that Company B had declined to pursue a transaction.

On May 7, 2015, at the Company’s request, a representative of Morgan Stanley called a representative of Seagate to reassure Seagate that the Company had kept confidential Seagate’s indication of interest.

On May 7, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management and representatives of Cooley and Morgan Stanley present. The Strategic Committee directed a representative of Morgan Stanley to arrange for a face to face meeting between Mr. Kammersgard and Mr. Stephen J. Luczo, the Chairman and Chief Executive Officer of Seagate, in order for the parties to discuss the strategic value that the Company could bring to Seagate.

Between May 4 and May 7, 2015, Mr. Kammersgard had communications with representatives of Company C to discuss interest in a potential strategic transaction. Following such discussions, Company C declined to pursue further discussions regarding a strategic transaction with the Company.

On May 8, 2015, Mr. Kammersgard had a telephonic meeting with a representative of Company D in which the representative of Company D indicated that Company D would not pursue a strategic transaction.

Between May 4 and May 6, Mr. Kammersgard had communications with representatives of Company E to discuss interest in a potential strategic transaction.

On May 11, 2015, Mr. Kammersgard received a message from a senior executive at Company E, requesting that the Company’s financial advisor contact Company E. Later that day, a representative of Morgan Stanley placed a call to a representative of Company E.

On May 12, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley and Morgan Stanley present. During the meeting, Mr. Kammersgard informed the Strategic Committee that Company B, Company C and Company D had declined to pursue discussions regarding a strategic transaction with the Company. At the meeting, the Strategic Committee authorized Morgan Stanley to communicate to Seagate that the proposed purchase price of $9.25 per share was not acceptable as it did not reflect the value proposition inherent in the Company, but that the Company was amenable to allowing Seagate to conduct a single day of diligence under a non-disclosure agreement in order to enable Seagate to improve its proposal. At the same meeting, in a session during which the representatives of Morgan Stanley were not present, the Strategic Committee again discussed the fact that Morgan Stanley had previously acted as financial advisor to Seagate on a number of matters. While the Strategic Committee believed that Morgan Stanley had provided excellent financial advice to date, wanted to retain Morgan Stanley because of its experience as a financial advisor in the storage industry and its familiarity with the Company and with Seagate, and did not believe that any past relationship with Seagate would impair the ability of Morgan Stanley to render objective financial advice to the Strategic Committee and our Board of Directors, the Strategic Committee considered hiring a second financial advisor to become involved in the strategic transaction process and to provide a second fairness opinion.

On May 12, 2015, following the meeting of the Strategic Committee, a representative of Morgan Stanley communicated to a representative of Seagate the Strategic Committee’s message that both the proposed purchase price of $9.25 per Share and the requested 45-day exclusivity period were not acceptable.

On May 14, 2015, Mr. Kammersgard held an in-person meeting with Mr. Luczo at Morgan Stanley’s offices in Menlo Park, California. At the meeting, Messrs. Kammersgard and Luczo discussed the storage industry and the potential benefits of a transaction between Seagate and the Company. Both agreed that there was substantial strategic benefit to Seagate’s systems business with the acquisition of the Company, with Mr. Kammersgard indicating that he felt that the presented indication of interest did not fully value the assets that the Company could bring to Seagate.

On May 15, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley and Morgan Stanley present. During the meeting, the Strategic Committee discussed the status of discussions with Seagate and the fact that the Company had offered to Seagate a one-day diligence session to discuss additional business diligence matters. The Strategic Committee authorized senior management to proceed with this diligence session. Mr. Kammersgard provided a summary to the Strategic Committee on the discussions with potential alternatives bidders that had previously been selected and the fact that each of these third-parties, other than Company E, had declined to pursue a strategic transaction with the Company. Mr. Kammersgard noted that Company E had not yet replied regarding their level of interest in a potential strategic transaction with the Company. At the meeting, the Strategic Committee also requested the representatives of Morgan Stanley to provide further disclosure regarding Morgan Stanley’s prior work for Seagate. The representatives of Morgan Stanley provided such disclosure. Also, at the meeting, during a session in which the representatives of Morgan Stanley were not present, the Strategic Committee approved the engagement of Morgan Stanley as the Company’s financial advisor in part because of its experience as a financial advisor in the storage industry and its familiarity with the Company. The Strategic Committee also authorized management to engage Needham & Company, LLC (“Needham & Company”) as a second financial advisor in connection with a potential strategic transaction, on terms to be negotiated by management, in light of Needham & Company’s experience as a financial advisor in the storage industry and its familiarity with the Company.

On May 19, 2015, the Company and Seagate entered into a confidentiality agreement containing a 15-month standstill provision and other customary terms. The standstill terminates if a third party commences a tender offer for at least 50% of the outstanding Shares or if a third party enters into an agreement with the Company contemplating the acquisition of at least 50% of the outstanding Shares.

On May 20, 2015, members of the Company’s management and representatives of Seagate met in-person in Boulder, Colorado. At the meeting, members of the Company’s management made presentations on various matters. Seagate’s representatives indicated that they would evaluate the information shared in the meeting with the intent of potentially submitting a revised indication of interest to the Company.

On May 21, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley and Morgan Stanley present. During the meeting, senior management updated the Strategic Committee on the discussions and meetings with Seagate. Mr. Kammersgard also updated the Strategic Committee on discussions with Company E and indicated that Company E was still considering the opportunity.

On May 26, 2015, a representative of Morgan Stanley had discussions with a representative of Company E during which the representative of Company E declined to pursue a strategic transaction with the Company.

On May 26, 2015, the Company entered into an engagement letter with Morgan Stanley.

On May 27, 2015, the Company entered into an engagement letter with Needham & Company.

On May 29, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. During the meeting, Mr. Kammersgard updated the Strategic Committee on the fact that Company E had declined to pursue the opportunity. The Strategic Committee discussed the risks versus the benefits of contacting additional parties and determined that it had contacted the third-parties that were most likely to be interested in, and capable of consummating, a strategic transaction with the Company. The Strategic Committee also discussed whether to engage with private equity buyers and directed senior management and the financial advisors to study and report back on the same.

On June 10, 2015, a Morgan Stanley representative had a telephonic conversation with a Seagate representative, who indicated that Seagate was preparing a revised indication of interest.

On June 12, 2015, our Board of Directors held a telephonic meeting with representatives of senior management and representatives of Cooley, Morgan Stanley and Needham & Company present. Our Board of Directors was informed that there had not been any substantive interactions with Seagate since the diligence meetings but that Seagate had indicated that it would respond with a revised indication of interest. Members of senior management, Morgan Stanley and Needham & Company reported back on the prospect of pursuing private equity buyers. Our Board of Directors then, based on input from senior management, assessed the risks associated with contacting private equity buyers and the type of companies such buyers were interested in targeting, and based upon its assessment of the time delay associated with engaging private equity buyers, the low likelihood of receiving an offer from a private equity firm that would be superior to that of Seagate’s indication of interest and the risks associated with leaks of a possible transaction, our Board of Directors determined not to pursue private equity buyers.

On June 19, 2015, Seagate delivered a revised non-binding indication of interest to acquire the Company for $9.50 per Share. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation over a 45-day period, but did not request exclusivity. The proposed purchase price represented a premium of approximately 38% over the closing price per Share of $6.89 on June 19, 2015 and a premium of approximately 33% over the average trading price per Share over the past 30 trading days.

On June 20, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. Mr. Kammersgard indicated that the representative of Seagate had communicated that the premium proposed was attractive in light of the decrease in stock prices across the industry and that Seagate was not requesting exclusivity. The Strategic Committee discussed the revised proposal from Seagate and requested the financial advisors to present their preliminary valuation analysis to the Strategic Committee. The Strategic Committee also discussed whether, in light of the fact that the Company’s quarterly results were likely to be generally favorable relative to the industry, the Company should wait until the Company’s preliminary results for the second quarter of 2015 were publicly released and assess the impact of the quarter results on the Company’s stock price.

On June 22, 2015, the senior management of the Company held an informal telephonic meeting with our Board of Directors to provide it with an update on the process.

On June 25, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, representatives of each of Morgan Stanley and Needham & Company reviewed their separate preliminary financial analyses of the $9.50 per Share transaction proposed by Seagate in its revised indication of interest.

On June 26, 2015, our Board of Directors held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, representatives of each of Morgan Stanley and Needham & Company reviewed, for the full Board of Directors, their respective separate preliminary financial analyses of the proposed transaction.

On June 30, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, following input from representatives of Morgan Stanley and Needham & Company on strategy, and in an effort to extract a higher price, the Strategic Committee authorized a representative of Morgan Stanley to inform Seagate that the price of $9.50 per Share did not represent the value proposition of the Company, and that while the Strategic Committee would not support a price of $9.50, the Strategic Committee could be supportive of a higher price.

On July 6, 2015, a representative of Morgan Stanley had an in-person meeting with Mr. Luczo and communicated that the price per Share of $9.50 per Share did not have the support of our Board of Directors, and that while the Strategic Committee would not support a price of $9.50, the Strategic Committee could be supportive of a higher price. Mr. Luczo indicated that, if the proposed price was not acceptable, then the parties could revisit a transaction in the future. Mr. Luczo also suggested that, regardless of the price, he was unsure as to the desirability of proceeding with a potential transaction between the parties at that time because he believed that market and general economic conditions had the potential to deteriorate in the second half of 2015.

On July 7, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, the Strategic Committee directed Morgan Stanley to follow up with Seagate to determine whether Seagate desired to end the process.

On July 7 and 8, 2015 representatives of Morgan Stanley had further discussions with representatives of Seagate, including Mr. Luczo. During these discussions, Seagate’s representatives indicated that Seagate was willing to work towards a transaction at the $9.50 per Share set forth in its revised indication of interest.

On July 9, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. The Strategic Committee deliberated on the discussions with Seagate. The Strategic Committee determined that a pre-release of the Company’s second quarter 2015 results might allow the Company’s stock to be assessed on its own merits and that the Company should defer responding to Seagate on price until such pre-release. On July 9, 2015 the Company’s stock closed at $5.89 per Share.

On July 10, 2015, our Board of Directors held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. Our Board of Directors noted the decline in the stock market in general and stock prices in the industry in particular since receiving the initial indication of interest from Seagate. Our Board of Directors decided to wait until the pre-release of the Company’s results that it had approved to allow the Company’s stock to be assessed on its own merits and determined that the Company should defer responding to Seagate on price until such pre-release.

On July 13, 2015, the Company pre-released its second quarter 2015 results, which indicated that the Company expected to exceed guidance. The closing price of the Common Stock on that day was $6.10 per Share.

On July 14, 2015, our Board of Directors held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, representatives of each of Morgan Stanley and Needham & Company reviewed their respective updated preliminary financial analyses of the proposed transaction. Our Board of Directors discussed macro and Company-specific risks and opportunities and market trends (including shifts to cloud, software defined storage, hyper-converged storage and server solutions and emerging next-generation all flash arrays versus traditional hardware storage). Our Board of Directors next discussed alternatives available to the Company, including continuing as a stand-alone company. Our Board of Directors directed Mr. Kammersgard to meet with Mr. Luczo to attempt to negotiate a higher transaction price and authorized Seagate to proceed with limited non-public diligence in the meantime to demonstrate to Seagate the strategic value that the Company could bring to Seagate.

On July 16, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting the Strategic Committee discussed the strategic process and next steps.

On July 17, 2015, Mr. Kammersgard met with Mr. Luczo. During the meeting, Mr. Luczo indicated that Seagate would be willing to proceed with an increased price per share of $9.75 which was conditioned upon a 30-day period of exclusivity. Mr. Kammersgard, in an effort to extract a higher price, suggested that our Board of Directors would likely be more supportive of a higher price. Mr. Luczo indicated that he was unwilling to increase the purchase price further and that the $9.75 per share should be considered their final offer.

On July 17, 2015, Seagate delivered a further revised non-binding indication of interest to acquire the Company for $9.75 per Share. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation over a 30-day period and included an exclusivity agreement for such period. The proposed purchase price represented a premium of approximately 52% over the closing price of $6.42 per Share on July 17, 2015 and a premium of approximately 53% over the average trading price per Share over the past 30 days.

On July 19, 2015, our Board of Directors held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. During the meeting, a representative of Cooley provided an overview on fiduciary duties in the context of reviewing a potential sale of the Company and strategic alternatives. Our Board of Directors determined that it was in the best interests of the Company and its stockholders to proceed with discussions with Seagate and, given the fact that the Company had engaged in an extended process with no alternative bidder emerging and the relatively modest movement in the Company’s stock price relative to the closing stock price on the business day before the Company pre-released its second quarter 2015 results (which was $5.89), negotiate and enter into a 30-day exclusivity agreement with Seagate, as this was a pre-condition to Seagate continuing with discussions with the Company.

Between July 19 and 20, 2015, the Company and Cooley, on the one hand, and Seagate and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), counsel to Seagate, on the other hand, negotiated the exclusivity agreement.

On July 20, 2015, the Company executed a 30-day exclusivity agreement with Seagate.

On July 21, 2015, the Company provided access to its electronic data-room to Seagate.

On July 30, 2015, WSGR transmitted a draft Merger Agreement to Cooley.

On August 2, 2015, our Board of Directors met for dinner in advance of the August 3, 2015 in-person meeting in Longmont, Colorado. On August 3, 2015, our Board of Directors held an in-person meeting in Longmont, Colorado, with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. During the meeting, our Board of Directors was provided an update on the process and a summary of the draft Merger Agreement and discussed the same.

On August 3, 2015, Cooley submitted to WSGR a revised draft of the Merger Agreement. The key issues to be resolved in the Merger Agreement negotiations related to the Offer conditions, the non-solicitation provisions, the termination provisions and the provisions applicable to a change in our Board of Directors’ recommendation in favor of the Transactions.

On August 10, 2015, WSGR submitted to Cooley a revised draft of the Merger Agreement and the draft Support Agreements.

Between August 10, 2015 through August 18, 2015, Cooley and WSGR held multiple conference calls to discuss open issues with the Merger Agreement and Support Agreements. Among other things, in an advanced draft of the Merger Agreement, Seagate proposed a termination fee of 4.25% and the Company countered with a termination fee of 3.50%. Seagate subsequently lowered the proposed termination to 4.00% and the parties eventually agreed to a termination fee of 3.90%.

On August 16, 2015, the Strategic Committee held a telephonic meeting with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, the Strategic Committee received an update on open issues in the transaction and provided input.

On August 18, 2015, the parties finalized the terms of the Merger Agreement and Support Agreements.

On August 18, 2015 our Board of Directors met telephonically with representatives of senior management, Cooley, Morgan Stanley and Needham & Company present. At the meeting, Cooley reviewed key provisions of the Merger Agreement and Support Agreements, including structure and timing considerations, Offer conditions, required regulatory approvals, treatment of Stock Options, Restricted Shares and the Warrant, the non-solicitation clause and fiduciary duty exceptions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with Seagate’s match rights, the circumstances under which our Board of Directors can change its recommendation, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Cooley also reviewed the terms of the Support Agreements and circumstances under which the Support Agreements would terminate. Representatives of Morgan Stanley and Needham & Company each separately reviewed with our Board of Directors its respective updated and final financial analyses of the proposed transaction. Morgan Stanley rendered to our Board of Directors its oral opinion, subsequently confirmed in writing, that as of August 18, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in its written opinion, the $9.75 per Share in cash to be received by the holders of the Shares (other than Canceled Company Shares and Dissenting Company Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The opinion of Morgan Stanley is more fully described below under the heading “Opinions of Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 29 of this Schedule 14D-9. Needham & Company delivered to our Board of Directors its oral opinion, which was confirmed by delivery of a written opinion dated August 18, 2015, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, as set forth in its written opinion, the consideration of $9.75 per Share in cash to be received by the holders of the Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. The opinion of Needham & Company is more fully described below under the heading “Opinions of Financial Advisors—Opinion of Needham & Company, LLC”

beginning on page 37 of this Schedule 14D-9. After further discussion, our Board of Directors unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company’s stockholders, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger shall be governed by Section 251(h) of the DGCL and (v) resolved to recommend that the Company’s stockholders tender their shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Later in the day on August 18, 2015, the Merger Agreement and Support Agreements were signed. The Company and Seagate issued a joint press release announcing the execution of the Merger Agreement following the close of U.S. markets on August 18, 2015.

(ii)	Reasons for Recommendation

On August 18, 2015, our Board of Directors unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company’s stockholders, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL and (v) resolved to recommend that the Company’s stockholders tender their shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Our Board of Directors carefully considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Dot Hill stockholders:

•	Our Board of Directors considered the current and historical financial condition, results of operations, and business of Dot Hill, as well as Dot Hill’s financial plan and prospects, if it were to remain an independent company. Our Board of Directors evaluated Dot Hill’s long-term financial plan, including execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if Dot Hill were to execute or fail to execute upon its financial plan. Our Board of Directors discussed the impact of general economic market trends on Dot Hill’s sales, as well as general market risks that could reduce the market price of the Shares. Our Board of Directors considered the concentration of Dot Hill’s customer base and the risks associated with developing our customer base. Our Board of Directors also considered the highly competitive and rapidly evolving storage environment in which Dot Hill operates and is expected to operate in the future and market and technology trends (including shifts to cloud, software defined storage and emerging next-generation all flash arrays versus traditional hardware storage).

•

Our Board of Directors considered the possible alternatives to the acquisition by Parent and Merger Sub, including the alternative of remaining an independent company, and perceived risks of those alternatives, the range of potential benefits to Dot Hill’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as our Board of Directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for Dot Hill to create greater value for Dot Hill’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. Our Board of Directors also considered the results of the process that our Board of Directors had conducted, with the assistance of Dot Hill’s management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. Our

Board of Directors considered the process to seek alternative offers and the fact that no other third-party had expressed an interest in acquiring Dot Hill. Our Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire Dot Hill at a higher price.

•	Our Board of Directors considered the current regional, national and international economic climate and the conditions of the financial markets. Our Board of Directors considered historical market prices, volatility and trading information with respect to our Common Stock, including the fact that the Offer represents a premium of approximately (i) 79% over the closing price per share of the Shares on August 17, 2015, the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement, (ii) 88% over the closing price per share of the Shares on August 18, 2015, the date on which our Board of Directors met to consider and approve the Merger Agreement and (iii) 63% premium to the average closing price per share of the Shares for the 30 trading days prior to and including August 17, 2015. Our Board of Directors also considered the premium represented by the Offer relative to public trading comparables and precedent transaction multiples.

•	Our Board of Directors considered its belief that Dot Hill engaged in a reasonable process, including contacting those third parties it believed might reasonably be expected to be interested in a strategic transaction with Dot Hill, to obtain the best value reasonably available for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Dot Hill if such parties were interested in a strategic transaction.

•	Our Board of Directors considered the opinion of Needham & Company, delivered orally and subsequently confirmed in writing, to the effect that, as of August 18, 2015 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company, as set forth in its written opinion, the consideration of $9.75 per Share in cash to be received by the holders of the Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. The full text of Needham & Company’s written opinion dated August 18, 2015 is attached as Annex I of this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion of Needham & Company is more fully described below under the heading “Opinions of Financial Advisors—Opinion of Needham & Company, LLC” beginning on page 37 of this Schedule 14D-9. Our Board of Directors was aware that Needham & Company was entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Merger, as more fully described under the headings “Opinions of Financial Advisors—Opinion of Needham & Company, LLC” beginning on page 37 of this Schedule 14D-9 and “Item 5. Person/Assets Retained, Employed, Compensated or Used” beginning on page 43 of this Schedule 14D-9.

•

Our Board of Directors considered the opinion of Morgan Stanley, delivered orally and subsequently confirmed in writing, that as of August 18, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $9.75 per share in cash to be received by the holders of Shares (other than the Canceled Company Shares or the Dissenting Company Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley’s opinion is attached as Annex II of this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The opinion of Morgan Stanley is more fully described below under the heading “Opinions of Financial Advisors—Opinion of

Morgan Stanley & Co. LLC” beginning on page 29 of this Schedule 14D-9. Our Board of Directors was aware that Morgan Stanley was entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Merger, as more fully described under the headings “Opinions of Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 29 of this Schedule 14D-9 and “Item 5. Person/Assets Retained, Employed, Compensated or Used” beginning on page 43 of this Schedule 14D-9.

•	Our Board of Directors considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s and Merger Sub’s proposal was not subject to obtaining any outside financing.

•	Our Board of Directors considered the business reputation and capabilities of Ultimate Parent and its management and the substantial financial resources of Ultimate Parent and, by extension, Parent and Merger Sub, which our Board of Directors believed supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner. Our Board of Directors also considered the impact of the Offer and the Merger on Dot Hill’s employees, business partners and customers.

•	Our Board of Directors considered the provisions of the Merger Agreement, including the respective representations and warranties and covenants and termination rights of the parties and termination fees payable by Dot Hill, including without limitation:

•	The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling Dot Hill’s stockholders, at the earliest possible time, to obtain the benefits of the Transaction in exchange for their Shares.

•	Parent’s and Merger Sub’s obligations under the Offer are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

•	In the event Dot Hill receives a superior offer, our Board of Directors has the right, subject to the terms and conditions of the Merger Agreement, to withhold its recommendation that Dot Hill’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Dot Hill’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability of any other party, subject to the terms and conditions of the Merger Agreement, to approach Dot Hill if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement.

•	The reasonable likelihood of the consummation of the Transactions and that Parent’s and Merger Sub’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•	Our Board of Directors considered the possibility that the Transactions may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Dot Hill’s sales and operating results, and Dot Hill’s ability to attract and retain key management and sales and marketing personnel.

•	Our Board of Directors considered the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Dot Hill’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger, in accordance with Section 251(h) of the DGCL, to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer.

•	Our Board of Directors considered the termination fee of approximately $27.1 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if Dot Hill terminates the Merger Agreement in order to accept a superior offer. Our Board of Directors considered that these provisions in the Merger Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of Dot Hill, but was of the view that the payment of the termination fee is reasonable and would not likely deter bona fide competing bids. In addition, our Board of Directors recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

(iii)	Certain Financial Projections

Important Information Concerning the Company Financial Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the inherent unpredictability of the underlying assumptions and projections.

Prior to our receipt of Parent’s indication of interest to acquire the Company, in connection with a session with our Board of Directors in March 2015, management prepared two sets of unaudited, non-GAAP and non-public financial statements of the Company’s future performance as a standalone company for the calendar years 2015-2017. These projections comprised of a Board of Directors-approved plan and a management upside plan. The management upside plan was prepared assuming optimistic outcomes relating to our largest customers and optimistic outcomes developing new customers. The Board of Directors-approved plan, on the other hand, was based upon more balanced assumptions relating to our largest customers and with respect to developing new customers. Later, after receipt of Parent’s indication of interest to acquire the Company, our management increased the duration of the Board of Directors-approved plan and the management upside plan to cover the period 2017-2020 and made immaterial adjustments to the Board of Directors-approved plan projections for the calendar years 2015-2017 (the Board of Directors approved plan, for the calendar years 2015-2020, the “Target Case” and the management upside plan for the calendar years 2015-2020, the “Management Upside Case”). We provided the Target Case and Management Upside Case projections to the Company’s financial advisors for their review and analysis in connection with their respective financial analyses and opinions, as described under the heading “Opinions of Financial Advisors” beginning on page 29 of this Schedule 14D-9, and to our Board of Directors in connection with its review of strategic alternatives. The Company also provided the Target Case and the Management Upside Case projections, for the calendar years 2015-2017, to Parent and Merger Sub.

The financial projections estimate Total Net Revenue, EBIT (calculated as total revenue minus cost of goods sold, sales and marketing expenses, general and administrative expenses and research and development expenses) and Adjusted EBITDA (calculated as EBIT plus/minus net interest and other expenses, plus depreciation and amortization). The financial projections exclude the impact of non-recurring events, currency gain or loss and stock-based compensation and assume the utilization of deferred tax assets (e.g., net operating losses (“NOLs”)) subject to a valuation allowance for the years ended December 31, 2015 to 2018, which will cause the U.S. federal tax provision to be zero. The financial projections of the Company as a standalone company include estimates of Total Net Revenue, EBIT and Adjusted EBITDA that are not prepared in accordance with United States generally accepted accounting principles (“GAAP”).

The following is a summary of the Target Case:

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E
Total Net Revenue	$257.4	$296.0	$362.9	$400.7	$432.2	$470.4
COGS	(169.1)	(198.4)	(246.5)	(274.9)	(295.7)	(320.7)
Gross Profit	88.3	97.6	116.5	125.7	136.5	149.6
Total Operating Expense	(61.6)	(66.8)	(72.6)	(75.8)	(79.9)	(84.3)
EBIT	26.6	30.8	43.8	49.9	56.6	65.3
Interest & Other Expense, Net	—	—	—	—	—	—
Provision for Income Tax	(0.2)	(1.5)	(2.0)	(3.4)	(20.9)	(22.2)
Pro Forma Net Income	26.3	29.3	41.8	46.6	35.7	43.1
Depreciation & Amortization	4.5	4.0	4.8	9.3	9.8	10.3
Adjusted EBITDA	31.1	34.8	48.6	59.2	66.4	75.6
Capital Expenditures	(6.6)	(9.3)	(9.8)	(5.3)	(5.8)	(6.3)
Change in Net Working Capital	(13.2)	(19.3)	(15.8)	(5.8)	(5.9)	(6.6)
Unlevered Free Cash Flow (as calculated by Needham & Company) (1)	11.2	6.2	23.0	44.3	35.5	40.5
Unlevered Free Cash Flow ( as calculated by Morgan Stanley) (2)	(0.8)*	(8.5)	1.7	23.2	26.0	30.1

(1)	Unlevered free cash flow was derived from the Target Case financial projections and calculated by Needham & Company as the Company’s non-GAAP operating income (EBIT), which does not include stock-based compensation as an expense, (a) less taxes (assuming a 34% rate), (b) plus the estimated tax benefits of the Company’s net operating loss carryforwards at December 31, 2014: $9.0 million (2015), $10.5 million (2016), $14.9 million (2017), $13.2 million (2018), (c) plus depreciation and amortization, (d) less capital expenditures, and (e) less changes in net working capital.
(2)	Unlevered free cash flow was derived from the Target Case financial projections and calculated by Morgan Stanley as the Company’s non-GAAP operating income (EBIT), which does not include stock-based compensation as an expense, (a) less stock-based compensation, (b) less taxes (assuming a 34% rate), (c) plus depreciation and amortization, (d) less capital expenditures, and (e) less changes in net working capital. In connection with its discounted cash flow analysis, Morgan Stanley also derived the following unlevered free cash flows for the Company for 2021 through 2024 by extrapolating from the Company’s 2020 estimates in the Target Case projections: $33.3 million (2021), $32.4 million (2022), $35.1 million (2023) and $36.7 million (2024). Such extrapolations were reviewed and approved by management of the Company.

*	Morgan Stanley’s estimate of unlevered free cash flow for 2015 reflects only Q3 and Q4.

The following table represents a reconciliation of net revenue and pro forma net income presented in the Target Case above to a projected unaudited net revenue and net income on a comparable GAAP basis:

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E
Total Net Revenue	$257.4	$296.0	$362.9	$400.7	$432.2	$470.4
Long-term Software Contract Royalties	3.9	0.5	—	—	—	—

Projected GAAP Net Revenue	$261.3	$296.5	$362.9	$400.7	$432.2	$470.4

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E)
Pro Forma Net Income	$26.3	$29.3	$41.8	$46.6	$35.7	$43.1
Currency Gain (Loss)	(2.0)	—	—	—	—	—
Stock-Based Compensation	(4.1)	(6.5)	(9.7)	(12.0)	(14.3)	(15.8)
Restructuring Charges	(0.2)	—	—	—	—	—
Long-term Software Contract Royalties	3.9	0.5	—	—	—	—
Long-term Software Contract Costs	(0.2)	—	—	—	—	—

Projected GAAP Net Income (1)	$23.7	$23.3	$32.1	$34.6	$21.4	$27.3

(1)	The above projections assume the utilization of deferred tax assets (e.g. NOLs) subject to a valuation allowance for the years ended December 31, 2015 to 2018, which will cause the U.S. federal tax provision to be zero.

The following is a summary of the Management Upside Case:

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E
Total Net Revenue	$266.4	$334.3	$424.4	$520.8	$586.5	$642.1
COGS	(176.5)	(219.4)	(276.0)	(343.8)	(388.5)	(428.1)
Gross Profit	89.9	114.9	148.4	176.9	198.0	214.0
Total Operating Expense	(64.9)	(70.2)	(76.6)	(83.2)	(90.8)	(98.5)
EBIT	25.0	44.7	71.9	93.7	107.2	115.5
Interest & Other Expense, Net	—	—	—	—	—	—
Provision for Income Tax	(1.0)	(1.5)	(2.4)	(35.4)	(36.4)	(39.3)
Pro Forma Net Income	24.0	43.2	69.4	58.3	70.7	76.3
Depreciation & Amortization	4.5	4.0	4.8	9.3	9.8	10.3
Adjusted EBITDA	29.5	48.7	76.7	103.0	117.0	125.8
Capital Expenditures	(6.6)	(9.3)	(9.8)	(5.3)	(5.8)	(6.3)
Change in Net Working Capital	(16.6)	(15.3)	(18.0)	(13.1)	(9.0)	(6.1)
Unlevered Free Cash Flow (as calculated by Needham & Company) (1)	6.2	24.1	48.3	52.8	65.8	74.1
Unlevered Free Cash Flow (as calculated by Morgan Stanley) (2)	(5.2)*	3.8	15.4	40.0	48.8	53.8

(1)	Unlevered free cash flow was derived from the Management Upside Case financial projections and calculated by Needham & Company as the Company’s non-GAAP operating income (EBIT), which does not include stock-based compensation as an expense, (a) less taxes (assuming a 34% rate), (b) plus the following estimated tax benefits of the Company’s net operating loss carryforwards at December 31, 2014: $8.5 million (2015), $15.2 million (2016), $23.9 million (2017), (c) plus depreciation and amortization, (d) less capital expenditures, and (e) less changes in net working capital.

(2)	Unlevered free cash flow was derived from the Management Upside Case financial projections and calculated by Morgan Stanley as the Company’s non-GAAP operating income (EBIT), which does not include stock-based compensation as an expense, (a) less stock-based compensation, (b) less taxes (assuming a 34% rate), (c) plus depreciation and amortization, (d) less capital expenditures, and (e) less changes in net working capital. In connection with its discounted cash flow analysis, Morgan Stanley also derived the following unlevered free cash flows for the Company for 2021 through 2024 by extrapolating from the Company’s 2020 estimates in the Management Upside Case projections: $58.7 million (2021), $59.4 million (2022), $63.3 million (2023) and $66.2 million (2024). Such extrapolations were reviewed and approved by management of the Company.

*	Morgan Stanley’s estimate of unlevered free cash flow for 2015 reflects only Q3 and Q4.

The following table represents a reconciliation of net revenue pro forma net income presented in the Management Upside Case above to a projected unaudited net revenue and net income on a comparable GAAP basis:

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E
Total Net Revenue	$266.4	$334.3	$424.4	$520.8	$586.5	$642.1
Long-term Software Contract Royalties	3.9	0.5	—	—	—	—

Projected GAAP Net Revenue	$270.3	$334.8	$424.4	$520.8	$586.5	$642.1

	Fiscal Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E
Pro Forma Net Income	$24.0	$43.2	$69.4	$58.3	$70.7	$76.3
Currency Gain (Loss)	(2.0)	—	—	—	—	—
Stock-Based Compensation	(4.1)	(7.7)	(13.7)	(19.3)	(25.7)	(30.8)
Restructuring Charges	(0.2)	—	—	—	—	—
Long-term Software Contract Royalties	3.9	0.5	—	—	—	—
Long-term Software Contract Costs	(0.2)	—	—	—	—	—

Projected GAAP Net Income (1)	$21.4	$36.0	$55.7	$39.0	$45.0	$45.5

(1)	The above projections assume the utilization of deferred tax assets (e.g. NOLs) subject to a valuation allowance for the years ended December 31, 2015 to 2017 which will cause the U.S. federal tax provision to be zero.

Additional Information Concerning the Company’s Financial Projections

The information set forth above is included solely to give the Company’s stockholders access to the financial projections that were made available to the Company’s financial advisors and our Board of Directors and is not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender the Shares in the Offer or for any other purpose. The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to our business. The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that the Company, or anyone who received the projections then considered, or now considers, the projections to be material information of the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Except as required by law, the Company does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term), even in the event that any or all of the underlying assumptions are shown to be in error or not to be appropriate, or to reflect changes in general economic or industry conditions.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

(iv)	Opinions of Financial Advisors

Opinion of Morgan Stanley & Co. LLC

In connection with the Offer and the Merger, at the meeting of our Board of Directors on August 18, 2015, Morgan Stanley, Dot Hill’s financial advisor, rendered to our Board of Directors its oral opinion, subsequently confirmed in writing, that as of August 18, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $9.75 per share in cash to be received by the holders of Shares (other than the holders of the Canceled Company Shares and Dissenting Company Shares which we refer to as “excluded shares” in this section) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of August 18, 2015, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Morgan Stanley’s opinion was directed to our Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of the Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to whether the shareholders of Dot Hill should tender Shares into the Offer, or how to vote at any shareholders’ meeting that may be held in connection with the Offer and Merger, or whether to take any other action in connection with the Offer and the Merger.

We retained Morgan Stanley to provide us with financial advisory services and a financial opinion in connection with a possible sale of Dot Hill. Our Board of Directors selected Morgan Stanley to act as our financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its knowledge of our business and affairs. At the meeting of our Board of Directors on August 18, 2015, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of August 18, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $9.75 per share in cash to be received by the holders of the Shares

(other than the holders of the excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of August 18, 2015, is attached to this Schedule 14D-9 as Annex II and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to our Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by the holders of the Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to whether the shareholders of Dot Hill should tender Shares into the Offer, or how to vote at any shareholders’ meeting that may be held in connection with the Offer and Merger, or whether to take any other action in connection with the Offer and the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Dot Hill;

•	reviewed certain internal financial statements and other financial and operating data concerning Dot Hill;

•	reviewed certain financial projections prepared by our management;

•	discussed the past and current operations and financial condition and the prospects of Dot Hill with our senior executives;

•	reviewed the reported prices and trading activity for our Common Stock;

•	compared our financial performance and the prices and trading activity of our Common Stock with that of certain other publicly-traded companies comparable with Dot Hill and our securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Dot Hill, Parent, and their financial and legal advisors;

•	reviewed a draft of the Merger Agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by us and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management of the future financial performance of Dot Hill. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the draft furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Dot Hill and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares (other than the holders of the excluded shares) in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of our assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, August 18, 2015. Events occurring after August 18, 2015 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to our Board of Directors dated August 18, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $5.44 per share of Common Stock as of August 17, 2015, the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement, and is not necessarily indicative of current market conditions.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for Dot Hill with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide storage systems or storage components and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies were the following:

Storage Systems Companies

•	Cray, Inc.

•	EMC Corporation

•	Imation Corporation

•	NetApp, Inc.

•	Quantum Corporation

•	Silicon Graphics, Inc.

•	Violin Memory, Inc.

Storage Component Companies

•	Micron Technology, Inc.

•	SanDisk Corporation

•	Seagate Technology Public Limited Company

•	SK Hynix, Inc.

•	Western Digital Corporation

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to revenue estimates prepared and published by equity research analysts for calendar years 2015 and 2016, of each of these companies for comparison purposes. The following table summarizes the high, median and low of such multiples:

	Systems Comparables								Component Comparables
	CY15E AV/EBITDA		CY15E P/E		CY16E AV/EBITDA		CY16E P/E		CY15E AV/EBITDA		CY15E P/E		CY16E AV/EBITDA		CY16E P/E
High	13.0	x	25.1	x	10.9	x	15.6	x	8.2	x	18.6	x	7.2	x	13.5	x
Median	7.9	x	17.5	x	5.6	x	11.6	x	6.2	x	12.3	x	5.7	x	10.1	x
Low	5.8	x	14.4	x	4.5	x	9.6	x	2.6	x	5.5	x	2.6	x	5.7	x

Based on its analysis of the relevant metrics for each of the comparable companies, and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of revenue multiples and applied these ranges of multiples to the estimated revenue multiples for Dot Hill. For purposes of this analysis and other analyses described below, Morgan Stanley utilized the Target Case, a set of revenue estimates prepared by our management over the same time period, which is more fully described above in “Important Information Concerning Certain Company Projections.”

Based on the outstanding shares of Common Stock on a fully diluted basis (including outstanding Stock Options, Restricted Shares and the Warrant) as of August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement), Morgan Stanley calculated the estimated implied value per share of Common Stock as of August 17, 2015 as follows:

Calendar Year Financial Statistics	Comparable Company Multiple Range	Implied Value Per Share of Dot Hill Common Stock
Target Case
Aggregate Value to Estimated 2015 EBITDA	8.0x – 14.0x	$4.46 –$6.95
Price to Estimated 2015 EPS	15.0x – 20.0x	$5.85 –$7.80
Aggregate Value to Estimated 2016 EBITDA	6.0x – 11.0x	$3.92 –$6.25
Price to Estimated 2016 EPS	11.0x – 16.0x	$4.57 –$6.65

No company utilized in the public trading comparables analysis is identical to Dot Hill. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our and Morgan Stanley’s control, such as the impact of competition on our businesses and the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects of Dot Hill or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2017 fully-taxed EPS estimates from the Target Case as well from an additional Management Upside Case, which was prepared by management and is, together with the Target Case, more fully described above in “Important Information Concerning the Company Financial Projections.” The use of fully-taxed EPS was based on the assumption, which was discussed with our management, that by 2017 the tax benefits of Dot Hill’s NOLs would cease and a 34% tax rate would apply. Morgan Stanley applied a range of P/E multiples to these estimates and applied a discount rate of 10.0%, which rate was selected based on Dot Hill’s estimated cost of equity.

The following table summarizes Morgan Stanley’s analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Dot Hill Common Stock
Calendar Year 2017 Fully-Taxed EPS
Street Case	11.0x – 16.0x	$3.85 –$5.60
Target Case	11.0x – 16.0x	$3.84 –$5.59
Management Upside Case	13.0x – 18.0x	$7.45 –$10.31

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per share for our Common Stock based on estimates of future cash flows from both the Target Case and Management Upside Case. For the analysis utilizing either case, projections through 2020 were based on management projections, and projections for 2021 through 2024 were developed by an extrapolation of 2020 estimates in the management projections based on 2020 growth and margin performance to reach a steady state margin and growth profile by 2024, with such extrapolations reviewed and approved by management of the Company. Morgan Stanley then calculated a range of implied values of Dot Hill by calculating a range of the present values of Dot Hill’s free cash flows for the period from June 30, 2015, through December 31, 2024, and a terminal value based on a terminal perpetual growth rate ranging from 1.0% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment and experience. The free cash flows and terminal values were discounted to present values as of June 30, 2015, at a range of discount rates of 9.0% to 11.0% to reflect Dot Hill’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of Dot Hill Common Stock
Target Case	$5.05–$7.21
Management Upside Case	$8.11–$11.98

Precedent Transactions Analysis.

Precedent Premia. Approximately based on the 25th and 75th percentile of select precedent technology transactions from January 1, 2011, to August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement), greater than $300 million, Morgan Stanley noted the high and low trading premia to the target company’s 1-day spot premium, 30-day average premium and last twelve month (LTM) high premium. The following table summarizes the minimum, 25th quartile, median, 75th quartile and maximum premia relating to such selected precedent transactions:

Precedent Transactions Financial Statistics	Min	25th Quartile	Median	75th Quartile	Max
1-Day Spot Premium	4%	18%	29%	42%	120%
30-Day Average Premium	3%	25%	34%	51%	124%
LTM High Premium	(54%)	(6%)	8%	19%	61%

The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Dot Hill Price	Representative Premia Range	Implied Value Per Share of Dot Hill Common Stock
1-Day Spot Premium	$5.44	20% - 40%	$6.53 – $7.62
30-Day Average Premium	$5.98	25% - 50%	$7.48 – $8.97
LTM High Premium	$7.49	(5%) - 20%	$7.12 – $8.99

Precedent Multiples. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select storage sector transactions occurring between January 1, 2007 and August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement). The following is a list of the transactions reviewed:

Selected Technology Sector Transactions (Target / Acquiror)

Fusion-io, Inc. / SanDisk Corporation

Xyratex Ltd / Seagate Technology Public Limited Company

LSI Corporation / Avago Technologies Limited

Whiptail Technologies, Inc. / Cisco Systems, Inc.

Virident Systems, Inc. / Western Digital Corporation

sTec, Inc. / Western Digital Corporation

BlueArc Corporation / Hitachi Ltd.

Compellent Technologies, Inc. / Dell Inc.

Isilon Systems, Inc. / EMC Corporation

3Par Inc. / Hewlett-Packard Company

Data Domain, Inc. / EMC Corporation

EqualLogic, Inc. / Dell Inc.

For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) the multiple of aggregate value of the transaction to last twelve months estimated revenue and (2) the multiple of aggregate value of the transaction to next twelve months estimated revenue. Morgan Stanley noted the high and low multiples for such transactions as follows:

Precedent Transactions Financial Statistics	LTM AV / Revenue		NTM AV / Revenue
High	12.5	x	9.4	x
Low	0.3	x	0.3	x

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above, Morgan Stanley selected representative ranges of financial multiples of the transactions and applied these ranges of financial multiples to the relevant financial statistic for Dot Hill. For purposes of estimated next twelve months revenue, Morgan Stanley utilized estimates based on the Street Case, which is based on Thomson consensus estimates as of August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement). The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistics	Representative Range	Implied Value Per Share of Dot Hill Common Stock
Street Case
Aggregate Value to Estimated Last Twelve Months Revenue	2.0x – 4.0x	$7.58 – $14.02
Aggregate Value to Estimated Next Twelve Months Revenue	2.0x – 4.0x	$8.36 – $15.58

Additional Information. No company or transaction utilized in the precedent transactions analysis is identical to us or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond our control. These include, among other things, the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of our Common Stock derived from the valuation of precedent transactions were less than or greater than the consideration to be received by the holders of the Shares (other than the holders of the excluded shares) is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Other Considerations. Morgan Stanley noted for our Board of Directors certain additional factors solely for informational purposes, including the following:

Historical Trading Ranges

Morgan Stanley reviewed the range of closing prices of our Common Stock for various periods ending on August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement). Morgan Stanley observed the following:

Period Ending August 17, 2015	Range of Closing Prices
Last 1 Month	$5.33 - $6.42
Last 12 Months	$3.17 - $7.49
Last 2 Years	$2.11 - $7.49

Morgan Stanley observed that our Common Stock closed at $5.44 on August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement). Morgan Stanley noted that the consideration per share of Common Stock of $9.75 pursuant to the Merger Agreement reflected a 79% premium to the closing price per share of Common Stock on August 17, 2015 and a 63% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including August 17, 2015.

Equity Research Price Targets

Morgan Stanley reviewed future public market trading price targets for our Common Stock prepared and published by equity research analysts prior to August 17, 2015 (the last full trading day prior to the meeting of our Board of Directors to approve the execution, delivery and performance by the Company of the Merger Agreement). These one year forward targets reflected each analyst’s estimate of the future public market trading price of our Common Stock. The range of undiscounted analyst price targets for our Common Stock was $8.00 to $9.00 per share as of August 17, 2015 and Morgan Stanley noted that the median undiscounted analyst price target was $8.50 per share. Morgan Stanley also noted that the present values of these price targets for our Common Stock using a 10.0% discount rate ranged from $7.27 to $8.18 per share as of August 17, 2015.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for our Common Stock, and these estimates are subject to uncertainties, including the future financial performance of Dot Hill and future financial market conditions.

General.

In connection with the review of the Offer and the Merger by our Board of Directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Dot Hill. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Dot Hill. These include, among other things, the impact of competition on our business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Dot Hill, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of the Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated August 18, 2015, to our Board of Directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of our Common Stock might actually trade.

The consideration to be received by the holders of the Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement was determined through arm’s length negotiations between Dot Hill and Parent and was approved by our Board of Directors. Morgan Stanley provided advice to our Board of Directors during these negotiations but did not, however, recommend any specific consideration to Dot Hill or our Board of

Directors or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transactions, or whether or not such alternative business transactions could be achieved or are available. In addition, Morgan Stanley’s opinion expressed no opinion or recommendation as to whether the stockholders of Dot Hill should tender Shares into the Offer, or how to vote at any shareholders’ meeting that may be held in connection with the Offer and Merger, or whether to take any other action in connection with the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to our Board of Directors was one of many factors taken into consideration by our Board of Directors in deciding to approve the execution, delivery and performance by the Company of the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our Board of Directors with respect to the consideration pursuant to the Merger Agreement or of whether our Board of Directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Our Board of Directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Dot Hill, Parent, Seagate Technology Public Limited Company, an affiliate of Parent, other affiliates of Parent, or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided our Board of Directors with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex II, in connection with the Offer and the Merger, and we have agreed to pay Morgan Stanley a fee of approximately $11.4 million for its services, $1.0 million of which was due upon the execution of the Merger Agreement and approximately $10.4 million of which is contingent upon the closing of the Merger. We have also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, we have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory or financing services for us. During the same time period, Morgan Stanley has provided financing services for Seagate Technology Public Limited Company, an affiliate of Parent, and has received aggregate fees of approximately $22.0 million in connection with such services. Morgan Stanley may seek to provide such financial advisory or financing services to Parent, Seagate Technology Public Limited Company, other affiliates of Parent and us in the future and would expect to receive fees for the rendering of these services.

Opinion of Needham & Company, LLC

The Company retained Needham & Company to act as one of the Company’s financial advisors in connection with the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On August 18, 2015, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Company’s Board of Directors that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the cash consideration of $9.75 per Share in cash (referred to in this “Opinion of Needham & Company, LLC” section as the “Merger Consideration”), to be received by the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Company’s Board of Directors in connection with and for the purpose of our Board of Directors’ evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the Merger Consideration, which was determined through arm’s length negotiations between the Company and Parent. While Needham & Company provided independent financial advice to the Company’s Board of Directors during the course of the negotiations between the Company and Parent, the decision to approve and recommend the Offer and the Merger was made independently by the Company’s Board of Directors. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated August 18, 2015, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated August 18, 2015;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for the Company;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to August 18, 2015, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they are involved in lines of business that may be considered similar to or have relevant or similar characteristics with the lines of business of the Company. These companies, referred to as the selected companies, consisted of the following:

•	NetApp, Inc.

•	Nimble Storage, Inc.

•	Quantum Corporation

•	Violin Memory, Inc.

The following tables set forth information concerning the following multiples for the selected companies and for Dot Hill:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2015 revenues;

•	enterprise value as a multiple of projected calendar year 2016 revenues;

•	enterprise value as a multiple of adjusted LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2015 adjusted EBITDA; and

•	enterprise value as a multiple of projected calendar year 2016 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on August 18, 2015. Needham & Company calculated multiples for the Company based on the Merger Consideration of $9.75 per Share. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense. Projected calendar year 2015 and 2016 multiples for the Company were calculated based on forecasts by the Company’s management.

	Selected Companies								Dot Hill Implied by Merger
	High		Low		Mean		Median
Enterprise value to LTM revenues	8.3	x	0.7	x	3.2	x	1.8	x	2.7	x

Enterprise value to projected calendar year 2015 revenues	6.5	x	0.7	x	2.7	x	1.8	x	2.5	x

Enterprise value to projected calendar year 2016 revenues	4.7	x	0.7	x	2.0	x	1.3	x	2.2	x

Enterprise value to LTM adjusted EBITDA	13.5	x	4.2	x	8.9	x	8.9	x	28.3	x

Enterprise value to projected calendar year 2015 adjusted EBITDA	5.6	x	5.6	x	5.6	x	5.6	x	20.7	x

Enterprise value to projected calendar year 2016 adjusted EBITDA	4.3	x	4.3	x	4.3	x	4.3	x	18.5	x

There were fewer data points available for the selected companies’ adjusted EBITDA data because negative numbers and multiples exceeding 50.0x were considered not meaningful. The LTM adjusted EBITDA multiples for two of the four selected companies were not meaningful, the projected calendar year 2015 and 2016 adjusted EBITDA multiples for one of the selected companies were not meaningful, and two of the selected companies did not have available projected EBITDA data for calendar years 2015 and 2016.

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since

January 1, 2011 that involved target companies involved in lines of business that may be considered similar to or have relevant or similar characteristics with the lines of business of the Company:

Acquirer	Target
SanDisk Corporation	Fusion-io, Inc.
Seagate Technology PLC	Xyratex Ltd
Western Digital Corporation	sTec, Inc.
NetApp, Inc.	Engenio
Dell Inc.	Compellent Technologies, Inc.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the merger,

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for the Company based on the Merger Consideration of $9.75 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions								Company Implied by Merger
	High		Low		Mean		Median
Enterprise value to LTM revenues	5.6	x	0.3	x	2.1	x	1.3	x	2.7	x

Enterprise value to LTM adjusted EBITDA	33.4	x	12.2	x	22.8	x	22.8	x	28.3	x

There were fewer data points available for the selected transactions’ adjusted EBITDA multiples as negative numbers and multiples exceeding 50.0x were considered not meaningful, and two of the five selected transactions had not meaningful multiples and one of the selected transactions did not have an available EBITDA multiple.

Premiums Paid Analysis. Needham & Company reviewed publicly available financial information for the 18 merger and acquisition transactions that represent all-cash transactions involving publicly-traded technology and technology-enabled services companies completed since January 1, 2013 with transaction equity values of between $400 million and $1 billion. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days and 30 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $9.75 per Share and the closing prices of the Shares one trading day, five trading days and 30 trading days prior to August 18, 2015, the last trading day before Needham & Company delivered its opinion to the Company’s Board of Directors. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger At $9.75
	High	Low	Mean	Median
One trading day stock price premium	106.2%	4.3%	36.0%	27.9%	88.2%

Five trading day stock price premium	116.4%	5.6%	39.1%	33.3%	74.4%

Thirty trading day stock price premium	123.3%	1.2%	45.5%	41.8%	67.5%

Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected calendar years 2015 through 2020 using discount rates ranging from 14.3% to 18.3%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 1.0x to 2.5x to the Company’s management’s estimate of its calendar year 2020 revenue. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 18.3%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s total cash at June 30, 2015 and subtracted the Company’s total debt at June 30, 2015 to arrive at the ranges of illustrative implied equity values. Needham & Company made these calculations assuming two cases of management forecasts – the Target Case and the Management Upside Case. This analysis indicated an implied per Share equity reference range for the Company of $3.76 to $8.26 based on Target Case and $5.24 to $11.42 based on the Management Upside Case.

No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Company’s Board of Directors in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company’s Board of Directors or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Company’s Board of Directors as one of the Company’s financial advisors in connection with the Offer and the Merger and to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its engagement relating to the Offer and the Merger for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Parent, Merger Sub or Ultimate Parent for which it has received or is entitled to receive compensation, other than acting as a co-manager in connection with a May 2014 senior note offering by Parent, for which it received fees of less than $100,000. Needham & Company may in the future provide investment banking and financial advisory services to the Company, Parent, Ultimate Parent or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of the Company or Ultimate Parent for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and officers of the Company and certain stockholders affiliated with such directors have entered into the Support Agreements, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Dot Hill and its Executive Officers, Directors and Affiliates” above.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Under the terms of its engagement letter, Morgan Stanley provided our Board of Directors with financial advisory services and a financial opinion, described in “Opinions of Financial Advisors—Opinion of Morgan Stanley & Co. LLC” in Item 4 above and attached to this Schedule 14D-9 as Annex II, in connection with the Offer and the Merger, and we have agreed to pay Morgan Stanley a fee of approximately $11.4 million for its services, $1.0 million of which was due upon the execution of the Merger Agreement and approximately $10.4 million of which is contingent upon the closing of the Merger. We have also agreed to reimburse Morgan Stanley for its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, we have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

Pursuant to a letter agreement dated May 27, 2015, Dot Hill retained Needham & Company as one of Dot Hill’s financial advisors in connection with the Offer and the Merger and to render its opinion referred to in Item 4 above and attached as Annex I to this Schedule 14D-9. Dot Hill has paid or agreed to pay Needham & Company a nonrefundable fee of $500,000 that became payable upon Needham & Company’s delivery of its opinion on August 18, 2015. If the Merger is consummated, Dot Hill has agreed to pay Needham & Company a fee of $1,000,000, against which the opinion fee would be credited. Whether or not the Offer or the Merger is consummated, Dot Hill has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Neither Dot Hill nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Dot Hill on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the exercise on July 31, 2015 by Charles F. Christ, one of our directors, of a Stock Option to purchase 10,000 Shares for $5.85 per Share, which was due to expire on such date.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Dot Hill, any subsidiary of Dot Hill or any other person.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dot Hill or any subsidiary of Dot Hill, (ii) any purchase, sale or transfer of a material amount of assets of Dot Hill or any subsidiary of Dot Hill, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dot Hill.

We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Dot Hill receives an unsolicited acquisition proposal. The information set forth in “Section 11. The Acquisition Agreement; Other Agreements—Nonsolicitation Obligation” of the Offer to Purchase is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Dot Hill and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions of the Offer

The information set forth in “Section 15. Certain Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On August 18, 2015, our Board of Directors unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the

Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company’s stockholders, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL and (v) resolved to recommend that the Company’s stockholders tender their shares to Merger Sub pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Merger Agreement.

If Merger Sub acquires, pursuant to the Offer, Shares that, taken together with any Shares then owned by Parent and Merger Sub, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been “received” as such term is defined in Section 251(h) of the DGCL by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”), Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders. Assuming that (i) no other Shares were or are issued after August 27, 2015 and (ii) no Restricted Shares or other equity-based awards denominated in Shares have been granted or have expired after August 27, 2015, the Minimum Condition would be satisfied if at least 31,232,770 Shares are tendered in the Offer, assuming that we did not and do not receive notices of exercise with respect to any Stock Options or the Warrant prior to the expiration of the Offer and no Restricted Shares vest prior to the expiration of the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Acceptance Time.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Dot Hill who have not properly tendered their Shares in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders who wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as

Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Dot Hill will take no action to perfect any appraisal rights or initiate any appraisal proceeding.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, when a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Merger Sub irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Dot Hill at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Dot Hill of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Dot Hill Systems Corp., 1351 S. Sunset Street, Longmont, Colorado 80501, attention: Jodi Bochert. The demand for appraisal must be executed by or for the stockholder of record in a manner that reasonably identifies such stockholder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with the relevant provisions of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Dot Hill is under no obligation to and has no present intention to file a Petition and holders should not assume that Dot Hill will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a holder of Dissenting Company Shares (a “Dissenting Stockholder”), the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors, as further described in relevant Delaware case law.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. At any time within 60 days after the Effective Time, any Dissenting Stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of Dot Hill. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Dot Hill a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger Consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Dot Hill and (ii) that no appraisal proceedings in the Delaware Court will be dismissed as to any dissenting stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just, provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. Each stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

Beginning on August 25, 2015, four putative class-action lawsuits challenging the Merger (captioned Jerry A. Sacks IRA v. Kammersgard, C.A. No. 11428-VCN (filed August 25, 2015); Ahmadi v. Christ, C.A. No. 11432-VCN (filed August 26, 2015); Trager v. Dot Hill Systems Corp., C.A. No. 11439-VCN (filed August 27, 2015) and Morris Akerman v. Dot Hill Systems, Corp., C.A. No. 11455-VCN (filed September 1, 2015)) were filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of our Board of Directors; (ii) Ultimate Parent; (iii) Parent; and (iv) Merger Sub. The complaints generally allege that our directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, (a) agreeing to sell Dot Hill at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Merger Agreement that allegedly deter alternative bids. The complaints also allege that Dot Hill, Ultimate Parent, Parent, and Merger Sub aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. Dot Hill intends to defend these lawsuits vigorously.

Regulatory Approvals

The Offer is conditioned on (A) the expiration or termination of the waiting period (and any extensions thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) the expiration or termination of the waiting periods (and extensions thereof) applicable to the Transactions under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent, and (C) the receipt of any approvals, consents, authorizations or similar clearances required under the antitrust laws of any jurisdiction outside the U.S. that are applicable to the Transactions in the reasonable judgment of Parent (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”), and any other jurisdiction outside the U.S. determined to be necessary in the reasonable judgment of the Parent. If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances.

U.S. Antitrust Compliance

Under the HSR Act and the related rules and regulations issued by the FTC, certain transactions may not be consummated until notified to the FTC and the Antitrust Division and the applicable waiting period has been observed. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information. A Premerger Notification and Report Form under the HSR Act was filed with the FTC and the Antitrust Division by Parent on Friday, August 28, 2015, within 10 business days following the date of the Merger Agreement. Dot Hill also must file a Premerger Notification and Report Form with the FTC and the Antitrust Division no later than 5 p.m. Eastern Time on the 10th calendar day following the date of the submission of the Parent’s Premerger Notification and Report Form, and did so on Friday, August 28, 2015. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. With the written consent of Dot Hill, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Dot Hill’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2014 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Dot Hill with the SEC by contacting our Investor Relations Department at 1351 S. Sunset Street, Longmont, Colorado 80501, Phone (303) 845-3200 or by email through Dot Hill’s investor relations page at http://investors.dothill.com/investorKit.cfm. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 1, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Seagate Technology plc, Seagate HDD Cayman and Denali Acquisition Sub Corp., filed with the SEC on September 1, 2015 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(2)(A)	Letter to Stockholders of Dot Hill, dated September 1, 2015.*

(a)(5)(A)	Joint Press Release issued by Seagate HDD Cayman and Dot Hill Systems Corp., dated August 18, 2015 (incorporated by reference to Dot Hill Systems Corp. Schedule 14D-9C filed with the SEC on August 19, 2015, File No. 005-52895).

(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on September 1, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(C)	Dot Hill Systems Corp. Employee FAQ, dated August 19, 2015 (incorporated by reference to Dot Hill Systems Corp. Schedule 14D-9C filed with the SEC on August 20, 2015, File No. 005-52895).

(a)(5)(D)	Dot Hill Systems Corp. Letter to Holders of Dot Hill Stock Options, dated August 24, 2015 (incorporated by reference to Dot Hill Systems Corp. Schedule 14D-9C filed with the SEC on August 24, 2015, File No. 005-52895).

Exhibit No.	Description

(a)(5)(E)	Opinion of Needham & Company, LLC, dated August 18, 2015 (included as Annex I to this Schedule 14D-9).*

(a)(5)(F)	Opinion of Morgan Stanley & Co. LLC, dated August 18, 2015 (included as Annex II to this Schedule 14D-9).*

(e)(1)	Acquisition Agreement, dated August 18, 2015, among Dot Hill Systems Corp., Seagate HDD Cayman and Denali Acquisition Sub Corp. (incorporated by reference to Exhibit 2.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 21, 2015).

(e)(2)	Form of Support Agreement, dated August 18, 2015 by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain named executive officers of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 21, 2015).

(e)(3)	Form of Support Agreement, dated August 18, 2015 by and among Seagate HDD Cayman, Denali Acquisition Sub Corp. and certain directors and officers of Dot Hill Systems Corp. (incorporated by reference to Exhibit 99.2 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 21, 2015).

(e)(4)	Confidentiality Agreement, by and between Dot Hill Systems Corp. and Seagate Technology LLC, dated May 19, 2015 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Form of Indemnity Agreement by and between Dot Hill Systems Corp. and its directors and officers (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on December 13, 2005).

(e)(6)	Dot Hill Systems Corp. 2000 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 23, 2000).

(e)(7)	Dot Hill Systems Corp. 2009 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

(e)(8)	Dot Hill Systems Corp. Form of Stock Option Agreement (Incentive and Non-statutory Stock Options) used in connection with the Dot Hill Systems Corp. 2000 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 23, 2000).

(e)(9)	Dot Hill Systems Corp. Form of Stock Option Grant Notice used in connection with the Dot Hill Systems Corp. 2000 Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on August 23, 2000).

(e)(10)	Dot Hill Systems Corp. Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on June 19, 2009).

(e)(11)	Dot Hill Systems Corp. Amended and Restated 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015).

(e)(12)	Dot Hill Systems Corp. Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 99.2 to Dot Hill Systems Corp.’s Registration Statement on Form S-8 (File No. 333-43834), filed with the SEC on August 15, 2000).

Exhibit No.	Description

(e)(13)	Dot Hill Systems Corp. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to Dot Hill Systems Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015).

(e)(14)	Dot Hill Systems Corp. 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Registration Statement on Form S-8 (File No. 333-193481), filed with the SEC on January 22, 2014).

(e)(15)	Warrant to Purchase Shares of Common Stock dated January 4, 2008 by and between Dot Hill Systems Corp. and Hewlett-Packard Company (incorporated by reference to Exhibit 4.10 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on January 7, 2008).

(e)(16)	Amended and Restated Employment Agreement between Dot Hill Systems Corp. and Dana Kammersgard, effective as of December 18, 2008 (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on December 24, 2008).

(e)(17)	Amended and Restated Employment Agreement between Dot Hill Systems Corp. and Hanif I. Jamal, effective as of March 16, 2009 (incorporated by reference to Exhibit 10.1 to Dot Hill Systems Corp.’s Current Report on Form 8-K filed with the SEC on March 20, 2009).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOT HILL SYSTEMS CORP.

By:	/s/ Dana W. Kammersgard
Name:	Dana W. Kammersgard
Title:	President and Chief Executive Officer

Dated: September 1, 2015

Annex I—Opinion, dated August 18, 2015, of Needham & Company, LLC to the Board of Directors of Dot Hill Systems Corp.

Annex II—Opinion, dated August 18, 2015, of Morgan Stanley & Co. LLC to the Board of Directors of Dot Hill Systems Corp.

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

OPINION OF NEEDHAM & COMPANY, LLC

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

August 18, 2015

Board of Directors

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

Ladies and Gentlemen:

We understand that Seagate HDD Cayman (“Parent”), Dot Hill Systems Corp. (the “Company”), and Denali Acquisition Sub Corp., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $9.75 per share, net to the seller in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than shares held by Parent, Merger Sub, the Company or any wholly-owned subsidiary thereof and other than Dissenting Company Shares (as defined in the Merger Agreement)) will be converted into the right to receive $9.75 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated August 18, 2015; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated August 18, 2015 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company as financial advisor and to render this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent, Merger Sub or Seagate Technology PLC (of which Parent is a wholly-owned subsidiary) for which we have received or are entitled to receive compensation, other than acting as a co-manager in connection with a May 2014 senior note offering by a wholly-owned subsidiary of Seagate Technology PLC. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Seagate Technology PLC for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC
NEEDHAM & COMPANY, LLC

ANNEX II

OPINION OF MORGAN STANLEY & CO. LLC

August 18, 2015

Board of Directors

Dot Hill Systems Corp.

1351 South Sunset Street

Longmont, CO 80501

Members of the Board:

We understand that Dot Hill Systems Corp. (the “Company”), Seagate HDD Cayman (the “Parent”) and Denali Acquisition Sub Corp., a wholly owned subsidiary of the Parent (“Merger Sub”), propose to enter into an Acquisition Agreement, substantially in the form of the draft dated August 18, 2015 (the “Acquisition Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company for $9.75 per share in cash, without interest (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares owned by the Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of the Parent, Merger Sub or the Company, or held by stockholders who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Acquisition Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of the shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Acquisition Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company, the Parent and their financial and legal advisors;

9)	Reviewed the Acquisition Agreement and certain related documents; and

10)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Acquisition Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Acquisition Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) in the Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and Merger and will receive a fee for our services, a portion of which is contingent upon the execution of the Acquisition Agreement by the parties thereto and the substantial remainder of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not provided financial advisory or financing services for the Company. During the same time period, we have provided financing services for Seagate Technology Public Limited Company, an affiliate of the Parent, and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory or financing services to the Parent, Seagate Technology Public Limited Company, other affiliates of the Parent and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the

Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer and Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender shares into the Offer, or vote at any shareholders’ meeting that may be held in connection with the Offer and Merger, or take any other action in connection with the Offer and the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Acquisition Agreement and does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Acquisition Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Erik Marth
Erik Marth Executive Director

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the

III-1

procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

III-2

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

III-3

appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4